DISCOUNT COUPONS CORPORATION
5584 Rio Vista Drive
Clearwater, FL 33760
(727) 324-0161

May 9, 2013

VIA EDGAR and FEDERAL EXPRESS
Matthew Crispino
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Discount Coupons Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed April 22, 2013
File No. 333-183521

Dear Mr. Matthew Crispino:

We are in receipt of your comment letter dated May 6, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Recent Sales of Unregistered Securities, page II-1

1.
You disclose in this section that during the quarter ended March 31, 2013, you issued convertible promissory notes to four accredited investors in exchange for working capital loans in an aggregate amount of $90,000. It also appears that in connection with the issuance of the notes, you issued warrants for up to 180,000 shares of your common stock. Revise the liquidity disclosure in your Management’s Discussion to discuss this transaction and the terms of the promissory notes and warrants, and file the forms of the promissory note and warrant as exhibits to your registration statement. Specify the registration exemption upon which you relied in connection with this transaction. If you relied upon Rule 506, advise why you have not filed a Form D in connection with the transaction.

RESPONSE: In response to the Staff’s comment, we have revised our liquidity disclosure in the Management’s Discussion to discuss the transaction and terms of the promissory notes and warrants.  Additionally, we have filed the forms of the note and warrant as exhibits to the registration statement.  Moreover, we relied on Section 4(2) exemption in connection with the private sale of the convertible promissory notes.  Accordingly, we were not required to file a Form D in connection with the transaction.

2.
In connection with your sale of the convertible notes, provide us with a detailed analysis regarding why this concurrent offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of the offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE: The sale of the convertible notes should not be integrated into our public offering because the investors did not become interested in the private sale by means of the registration statement.   Rather, the investors had a prior, substantive relationship with the Company.  Specifically, Todd Tononi, one of the noteholders, invested on 3 previous occasions all via small investment groups: Atlantic Investment Team (2010), ABGDM, LLC (2011) and Premier Center (2011).   James Bartow, another noteholder, invested personally on 2 previous occasions.  Lastly, Mr. Bartow introduced the other two noteholders, Joy Sommers and James Witzel, to the Company.  Accordingly, the private sale should not be integrated with the public offering because the private sale did not involve a general solicitation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Pat Martin
Pat Martin
Chief Executive Officer